SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 11, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F ☑ Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

SIGNATURES

May 2004	Distribución y Servicio D&S S.A.

For further information please contact:

Cristóbal Lira
CEO

clira@dys.cl
(56 — 2) 200 5201

Miguel Núñez S.
CFO

mnunez@dys.cl
(56 — 2) 399 6670

Loreto Bradford V.
IRO

lbradford@dys.cl
(56 — 2) 399 6677

I Quarter 2004 Results

Contents

I.	Highlights	page 1
II.	Comments from the CEO	page 3
III.	Results for the Quarter	page 5
IV.	Sales and Sales Area	page 6
V.	Financial Information	page 7
VI.	Stores	page 8
VII.	Historical Series-Margins Results: Quarterly Evolution and Annual Series	page 9
VIII.	FECU	page 12

I.	Highlights

1.	1.8% Same Store Sales for the Quarter — EDLP (PBS) Strategy
The Company has sustained a favorable evolution of same store sales, which were 1.8 for this first quarter of 2004. This is attributable mainly to the implementation of the EDLP (PBS) commercial strategy. The Company has achieved a substantially lower price positioning compared to competitors and intends to continue investing in lower prices for consumers. This strategy aims at further strengthening the Company’s leadership, as experienced by similar companies which have undertaken an equivalent strategy. This involves going deeper into the value proposition to customers and carrying-out comprehensive re-engineering of the business model, whereby a time lapse is required for results to become evident.

2.	Consolidation of Carrefour operations into LIDER
As from the month of January, the Company has consolidated sales from the Carrefour stores acquired on January 7 of 2004. As a result from this transaction, the Company added 7 new stores for 5,838 sqm of additional sales area, with estimated annual sales of US$200 million. With this acquisition, the total number of stores amounts to 75 in the first quarter 2004 (details on page 9). As from that date the incorporation process was initiated which is expected to be completed within the first half of the current year. At March 31, 2004, five Carrefour stores were operating as LIDER hypermarkets.

3.	Transformation of Ekono Arica into LIDER Vecino
During the month of January, LIDER Vecino Arica was opened in the I Region, with 5,860 sqm of sales area. This store is the result of the transformation of former Ekono Arica, which was remodeled, and 2,285 sqm were added to the existing sales area (details in page 9).

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at March 31, 2004 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$616.41).

1

I Quarter 2004 Results	Distribución y Servicio D&S S. A.

Highlights (cont.)

4.	Growth in financial business — Presto card
More than 100.000 new cards were issued during the quarter and, by March 31, 2004, Presto had a total of 700,054 active accounts (showing a balance) and a total of 934,201 opened accounts. Presto’s share in Company sales was 14,7% at March 2004 2004. Total outstanding amounted to US$154.5 million (CH$95,252 million)at March 31, the current year. Such increase is the result of company efforts focused on a strong development of the financial business as a way to promote sales of non food, consequently increasing the Company’s share in total consumer spending (“share of wallet”).

2

Distribución y Servicio D&S S. A.	I Quarter 2004 Results

II.	Comments from the CEO

During the first quarter 2004, total consolidated sales increased by 21,0% in comparison with the same period in 2003. Same store sales increased by 1.8% in the quarter. These figures show on one hand the increase in selling space resulting from the Carrefour acquisition and the new stores opened during the year 2003. On the other hand, this sales increase reflects the favorable results of the EDLP strategy, in addition to an improved economic environment in the country. The substantial sales increase shown during the months of January and February was tempered with lower sales recorded in March due the negative calendar effect.

Sales

Our consolidated revenues (sales plus other income — real estate, commercial, logistic and interest income from the Presto card) amounted to US$533.7 million in the first quarter 2004, 23.7% over the same quarter last year. Gross income amounted to US$ 118.0 million, 18.6% above results of the first quarter in 2003. Stated as percentage of net revenues, gross income margin decreased by 90 basis points, from 23.2% in the first quarter 2003 to 22.3% in 2004. In the light of our commitment to the Low Prices Always (PBS) commercial strategy, we have invested heavily in further price reductions to consumers, resulting in lower commercial margins. Total operating expenses (excluding depreciation) show an increase of 45.0% in comparison with the same quarter last year. This is explained by the consolidation of Carrefour stores, presenting lower efficiency standards in terms of sales and expenses compared to equivalent LIDER stores. Additionally, during most of the quarter, Carrefour’s administrative structure (overhead) added expenses to LIDER’s structure. Depreciation charges also increased as a result of the Carrefour stores acquired at the beginning of the year, and the LIDER stores opened during the year 2003. On the other hand, start-up expenses for US$1 million were recorded in the quarter. These expenses originated in the five conversions of such stores into LIDER and the transformation of Ekono Arica into LIDER Vecino. The above — lower gross margin and higher expenses — explains the 52.4% drop in operating profit, from US$24.2 million in the first quarter of 2003 to US$11.5 million in the same period of 2004. Operating margin therefore, fell from 5.6% of revenues in the first quarter 2003 to a 2.2% in 2004. Likewise, EBITDA decreased by 23.0%, from US$38.9 million in 2003 to US$29.9 million in the first quarter 2004; and EBITDA margin represented a 5.6% of revenues in the first quarter the current year compared to a 9.0% in the same period of 2003 (340 basis points reduction).

Gross Income,
Operating
Income
and EBITDA

Net profit of the first quarter 2004 was US$0.3 million, corresponding to a 0.1% of total revenues, which represents a decrease of 98.0% compared to the same period of 2003, when net profit amounted to US$15.3 million corresponding to a 3.5% of revenues. This drop in bottom line results is explained by the decrease in gross margin from the Low Prices Always (EDLP) strategy, by higher recurring and start-up expenses from the consolidation of the Carrefour operations and, finally, by 105.0% lower non-operating income due to monetary correction charges (US$2.0 million loss compared to US$1.8 million gain in the first quarter of 2003), in addition to increased financial expenses (15.9% higher compared to expenses recorded in the same period of 2003).

Net Income

At March 31, 2004, the financial debt /net worth ratio is 1.1 times. Financial debt amounts to the equivalent of US$555.3 million, mostly Chilean pesos denominated. Out of the total amount, 50.2% corresponds to long term obligations, and 56.4% is in the form of public offering instruments (bonds and commercial papers).

Financial
Structure

3

I Quarter 2004 Results	Distribución y Servicio D&S S. A.

The Company’s investment program includes, in addition to the Carrefour acquisition for US$124 million, the building of seven new stores, of which three correspond to the LIDER hypermarket format, two are LIDER Vecino compact hypermarkets and two are LIDER Express supermarkets. Investment also considers some remodeling and transformation of existing stores, and the expansion of the Distribution Center, which will add 12,400 sqm to the existing built area, totaling an investment of US$100 million for the current year. During the first quarter, we opened the Arica store (5,860 sqm), former Ekono transformed into LIDER Vecino with the addition of 2,285 sqm of sales area. At March 31, 2004, we have made investment for US$15.8 million, of such amount, 56% has been invested in construction and 44% in machinery and equipment.

CAPEX

Even though our priorities continue to be increasing our national coverage, growing in our core business and further developing the non-traditional business areas (both in sales volume and depth of assortment), thus increasing our share in the total family’s spending (“share of wallet”); our day to day operations are mainly oriented to consolidating the Low Prices Always (PBS=EDLP) commercial strategy for a price positioning significantly lower than our competitors’. This strategy has had an enthusiastic response from consumers, which is reflected in a 21% increase in the number of transactions (excluding former Carrefour operations), hence we feel confident on the successful evolution and results of this strategy. At the same time and most importantly, our focus is on further reducing operating costs. This requires continued efforts for better negotiations with suppliers, strengthening private labels, searching for new product sources and product lines, and pursuing higher operating efficiency in all company areas by re-designing processes. The above will increase profitability, allowing in turn to go further into the Everyday Low Prices policy we are committed to.

Priorities

4

Distribución y Servicio D&S S. A.	I Quarter 2004 Results

III.1.	Results for the Quarter

TABLE N°1: First Quarter Consolidated Results

	2004			2003			Change
	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY
Sales	285.028	462,4	86,6%	235.601	382,2	88,6%	21,0%
Other Income	43.965	71,3	13,4%	30.367	49,3	11,4%	44,8%
Net revenues	328.993	533,7	100,0%	265.968	431,5	100,0%	23,7%

Cost of sales	255.713	414,8	77,7%	204.185	331,2	76,8%	25,2%
Gross Income / Margin	73.280	118,9	22,3%	61.784	100,2	23,2%	18,6%
Recurring Operating Expenses	54.188	87,9	16,5%	37.797	61,3	14,2%	43,4%
Start-up Expenses	635	1,0	0,2%	4	0,0	0,0%	14943,4%
Total Operating Expenses (SG&A)	54.823	88,9	16,7%	37.801	61,3	14,2%	45,0%
EBITDA	18.457	29,9	5,6%	23.982	38,9	9,0%	-23,0%

Depreciation	11.368	18,4	3,5%	9.087	14,7	3,4%	25,1%
Total Operating Expenses	66.191	107,4	20,1%	46.888	76,1	17,6%	41,2%
Operating Income	7.089	11,5	2,2%	14.895	24,2	5,6%	-52,4%
Financial Expenses	(4.784)	(7,8)	-1,5%	(4.128)	(6,7)	-1,6%	15,9%
Other Non-operating Income (Expenses)	(385)	(0,6)	-0,1%	(126)	(0,2)	0,0%	205,7%
Monetary Correction	(1.219)	(2,0)	-0,4%	1.138	1,8	0,4%	-207,2%
Non-Operating Income	(6.389)	(10,4)	-1,9%	(3.116)	(5,1)	-1,2%	105,0%
Income before Tax	700	1,1	0,2%	11.779	19,1	4,4%	-94,1%
Income Tax	(610)	(1,0)	-0,2%	(2.408)	(3,9)	-0,9%	-74,7%
Minority Interest	11	0,0	0,0%	(24)	(0,0)	0,0%	-146,4%
Income	102	0,2	0,0%	9.347	15,2	3,5%	-98,9%
Amortization of Goodwill	86	0,1	0,0%	88	0,1	0,0%	-2,0%
Net Income	188	0,3	0,1%	9.435	15,3	3,5%	-98,0%

Currency of March 2004, exchange rate US$=Ch$616.41 of March 31, 2004

5

I Quarter 2004 Results	Distribución y Servicio D&S S. A.

IV.	Sales and Sales Area

TABLE 3: D&S TOTAL RETAIL SALES

In Ch$ millions, currency of March 2004.

	TOTAL SALES (STORES + PHARMACY + RESTAURANT)							SAME STORE SALES (ONLY STORES-EXCL. PHARMACY & RESTAURANT)
	Q1	Q2	Q3	Q4	H1	9M	TOTAL	Q1	Q2	Q3	Q4	H1	9M	TOTAL

TOTAL D&S

2004	285.026				285.026	285.026	285.026	236.985				236.985	236.985	236.985
2003	235.601				235.601	235.601	235.601	232.862				232.862	232.862	232.862
%Change YoY	21,0%				21,0%	21,0%	21,0%	1,8%				1,8%	1,8%	1,8%

LIDER Express

2004	33.315				33.315	33.315	33.315	30.339				30.339	30.339	30.339
2003	27.055				27.055	27.055	27.055	27.198				27.198	27.198	27.198
%Change YoY	23,1%				23,1%	23,1%	23,1%	11,5%				11,5%	11,5%	11,5%
%D&S 2004	11,7%				11,7%	11,7%	11,7%	12,8%				12,8%	12,8%	12,8%
%D&S 2003	11,5%				11,5%	11,5%	11,5%	11,7%				11,7%	11,7%	11,7%
LIDER Vecino

2004	59.825				59.825	59.825	59.825	52.323				52.323	52.323	52.323
2003	51.040				51.040	51.040	51.040	51.739				51.739	51.739	51.739
%Change YoY	17,2%				17,2%	17,2%	17,2%	1,1%				1,1%	1,1%	1,1%
%D&S 2004	21,0%				21,0%	21,0%	21,0%	22,1%				22,1%	22,1%	22,1%
%D&S 2003	21,7%				21,7%	21,7%	21,7%	22,2%				22,2%	22,2%	22,2%
LIDER

2004	191.886				191.886	191.886	191.886	152.566				152.566	152.566	152.566
2003	157.506				157.506	157.506	157.506	153.943				153.943	153.943	153.943
%Change YoY	21,8%				21,8%	21,8%	21,8%	-0,9%				-0,9%	-0,9%	-0,9%
%D&S 2004	67,3%				67,3%	67,3%	67,3%	64,4%				64,4%	64,4%	64,4%
%D&S 2003	66,9%				66,9%	66,9%	66,9%	66,1%				66,1%	66,1%	66,1%
GROCERIES (DRY GROCERIES + BEAUTY CARE)

2004	131.393				131.393	131.393	131.393	111.330				111.330	111.330	111.330
2003	110.623				110.623	110.623	110.623	110.094				110.094	110.094	110.094
%Change YoY	18,8%				18,8%	18,8%	18,8%	1,1%				1,1%	1,1%	1,1%
%D&S 2004	46,1%				46,1%	46,1%	46,1%	47,0%				47,0%	47,0%	47,0%
%D&S 2003	47,0%				47,0%	47,0%	47,0%	47,3%				47,3%	47,3%	47,3%
PERISHABLES

2004	94.058				94.058	94.058	94.058	69.815				69.815	69.815	69.815
2003	79.145				79.145	79.145	79.145	69.165				69.165	69.165	69.165
%Change YoY	18,8%				18,8%	18,8%	18,8%	0,9%				0,9%	0,9%	0,9%
%D&S 2004	33,0%				33,0%	33,0%	33,0%	29,5%				29,5%	29,5%	29,5%
%D&S 2003	33,6%				33,6%	33,6%	33,6%	29,7%				29,7%	29,7%	29,7%
NON-FOOD (INCLUDING PHARMACY)

2004	59.575				59.575	59.575	59.575	44.722				44.722	44.722	44.722
2003	45.883				45.883	45.883	45.883	43.758				43.758	43.758	43.758
%Change YoY	29,8%				29,8%	29,8%	29,8%	2,2%				2,2%	2,2%	2,2%
%D&S 2004	20,9%				20,9%	20,9%	20,9%	18,9%				18,9%	18,9%	18,9%
%D&S 2003	19,5%				19,5%	19,5%	19,5%	18,8%				18,8%	18,8%	18,8%

SAME STORE SALES v/s TOTAL SALES

Total Sales	254.625				230.654	230.654	254.625
SSS	209.078				209.078	209.078	209.078
Non SSS	45.547				21.576	21.576	45.547
%Sales SSS	82,1%				90,6%	90,6%	82,1%
% Sales Non SSS	17,9%				9,4%	9,4%	17,9%
Total Sales	254.625				230.654	230.654	254.625

2003	2004
SUPERMARKETS

LIDER EXPRESS (Ekono + Almac)	IVQ	IQ

m2 sales area	39.822	36.247
Number of stores	26	25
New stores in quarter	0	-1
Additional square meters	-263	-3.575
Average m2 sales area/store	1.532	1.450
HYPERMARKETS

LIDER VECINO	IVQ	IQ

m2 sales area	72.660	78.520
Number of stores	19	20
New stores in quarter	3	1
Additional square meters	9.891	5.860
Average m2 sales area/store	3.821	3.926

LIDER	IVQ	IQ

m2 sales area	220.862	279.500
Number of stores	23	30
New stores in quarter	1	7
Additional square meters	9.715	58.638
Average m2 sales area/store	9.603	9.317

HYPERMARKETS: LIDER+LIDER VECINO	IVQ	IQ

m2 sales area	293.522	358.020
Number of stores	42	50
New stores in quarter	4	8
Additional square meters	19.606	64.498
Average m2 sales area/store	6.989	7.160
COMPANY TOTAL

Supermarkets + Hypermarkets	IVQ	IQ

Total m2 sales area	333.344	394.267
Total stores	68	75
Average m2 sales area/store	4.902	5.257

6

Distribución y Servicio D&S S. A.	I Quarter 2004 Results

V.	Financial Information (from the Explanatory Analysis FECU)

TABLE 12 : MAIN INDICATORS

Currency of March 2004	JANUARY-MARCH		JANUARY-MARCH		CHANGE
	2004		2003		2004 / 2003
		%		%	%
	Th Ch$	OF REVENUES	Th Ch$	OF REVENUES.
NET REVENUES	328.992.998	100,00%	265.968.378	100,00%	23,70%
GROSS INCOME	73.280.041	22,27%	61.783.585	23,23%	18,61%
SELLING AND ASMINISTRATIVE EXPENSES	66.191.136	20,12%	46.888.113	17,63%	41,17%
OPERATING INCOME	7.088.905	2,15%	14.895.472	5,60%	-52,41%
FINANCIAL EXPENSES	4.784.429	-1,45%	4.128.168	1,55%	-215,90%
NON OPERATING INCOME	(6.388.606)	-1,94%	(3.116.396)	-1,17%	105,00%
R.A.I.I.D.A.I.E.	17.219.269	5,23%	25.083.296	9,43%	-31,35%
NET INCOME	187.672	0,06%	9.434.744	3,55%	-98,01%
INITIAL NET WORTH	308.346.918		302.221.741		2,03%
NET INCOME/ INITIAL SHAREHOLDERS’ EQUITY	0,24%		12,49%

TABLE 13 : CONDENSED BALANCE SHEETS

Currency of March 2004	03.31.2004	03.31.2003	% CHANGE
	ThCh$	Th Ch$	2004 / 2003
CURRENT ASSETS	271.784.371	241.480.357	12,55%
FIXED ASSETS	551.201.801	492.249.509	11,98%
OPERATING ASSETS	822.986.172	733.729.866	12,16%
OTHER ASSETS	48.500.320	19.553.559	148,04%
TOTAL ASSETS	871.486.492	753.283.425	15,69%
CURRENT LIABILITIES	386.151.410	311.582.068	23,93%
LONG TERM LIBILITIES	175.756.972	129.920.738	35,28%
TOTAL DEBT	561.908.382	441.502.806	27,27%
MINORITY INTEREST	115.695	109.097	6,05%
NET WORTH	309.462.415	311.671.522	-0,71%
TOTAL LIABILITIES	871.486.492	753.283.424	15,69%

TABLE 14 : FINANCIAL RATIOS

		03.31.2004	03.31.2003	% CHANGE
		ThCh$	Th Ch$	2004 / 2003
TOTAL DEBT	Th Ch$	561.908.382	441.502.806	27,27%
FINANCIAL DEBT	Th Ch$	342.308.940	279.034.512	22,68%
LIQUIDITY RATIO	Times	0,70	0,78
ACID RATIO	Times	0,43	0,50
TOTAL DEBT/TOTAL ASSETS	Times	0,64	0,59
TOTAL DEBT/SHAREHOLDER’S EQUITY	Times	1,82	1,42
FINANCIAL DEBT/SHAREHOLDERS’ EQUITY	Times	1,11	0,90
INTEREST EXPENSES COVERAGE	Times	3,86	5,81
SHORT TERM LIABILITIES	%	69%	71%
LONG TERM LIABILITIES	%	31%	29%

OPERATIONAL INDICES

		03.31.2004	03.31.2003
INVENTORY TURNOVER	TIMES	10,5	9,7
DAYS OF INVENTORY	DAYS	34,8	37,7

TABLE 15 : PROFITABILITY RATIOS

		03.31.2004	03.31.2003
RETURN OVER SHAREHOLDERS’ EQUITY	%	0,24%	12,49%
RETURN OVER ASSETS	%	0,09%	5,01%
RETURN OVER OPERATIONAL ASSETS	%	0,09%	5,14%
EARNINGS PER SHARE	$	0,14	6,84
RETURN OF DIVIDENDS	%	1,21%	2,32%

7

I Quarter 2004 Results	Distribución y Servicio D&S S. A.

VI.1	Stores

TABLE 17: GEOGRAPHIC DISTRIBUTION OF D&S STORES

					LIDER
REGION / MUNICIPALITY		LIDER	LIDER VECINO	TOTAL HYPERMARKETS	EXPRESS	TOTAL SUPERMARKETS	TOTAL D&S

	ARICA	—	1	1	—	—	1
	IQUIQUE	—	1	1	—	—	1
I Region		—	2	2	—	—	2

	ANTOFAGASTA	1	—	1	—	—	1
	CALAMA	1	—	1	2	2	3
II Region		2	—	2	2	2	4

	LA SERENA	1	—	1	—	—	1
IV Region		1	—	1	—	—	1

	CALERA	—	—	—	1	1	1
	QUILPUE	1	—	1	1	1	2
	VIÑA DEL MAR	1	—	1	2	2	3
	VALPARAISO	—	1	1	—	—	1
V Region		2	1	3	4	4	7

	CERRILLOS	2	—	2	—	—	2
	EL BOSQUE	—	1	1	—	—	1
	EST CENTRAL	1	—	1	—	—	1
	HUECHURABA	1	—	1	—	—	1
	INDEPENDENCIA	—	1	1	—	—	1
	LA FLORIDA	2	1	3	—	—	3
	LA REINA	1	—	1	—	—	1
	LAS CONDES	1	3	4	4	4	8
	LO BARNECHEA	1	1	2	—	—	2
	MACUL	1	—	1	—	—	1
	MAIPU	3	—	3	2	2	5
	ÑUÑOA	—	1	1	3	3	4
	PROVIDENCIA	—	—	—	5	5	5
	PEÑALOLEN	1		1	—	—	1
	PUENTE ALTO	2	—	2	—	—	2
	QUILICURA	1	—	1	—	—	1
	QUINTA NORMAL	—	1	1	—	—	1
	RECOLETA	—	1	1	—	—	1
	SAN BERNARDO	—	1	1	—	—	1
	SAN MIGUEL	1	—	1	1	1	2
	SAN RAMON	—	1	1	—	—	1
	VITACURA	1	—	1	1	1	2
Metropolitan Region XIII		19	12	31	16	16	47

	RANCAGUA	1	1	2	1	1	3
VI Region		1	1	2	1	1	3

	TALCA	—	1	1	1	1	2
	CURICO		1	1	—	—	1
VII Region		—	2	2	1	1	3

	LOS ANGELES	—	1	1	—	—	1
	CONCEPCION	2	—	2	—	—	2
VIII Region		2	1	3	-	-	3

	TEMUCO	1	—	1	1	1	2
IX Region		1	—	1	1	1	2

	VALDIVIA	1	—	1	—	—	1
	OSORNO	—	1	1	—	—	1
	PUERTO MONTT	1	—	1	—	—	1
X Region		2	1	3	—	—	3

COMPANY TOTAL		30	20	50	25	25	75

VI.2	Store Openings

Store - Location (City-Region)	Concept -Project type	Sales Area	Opening Date/	Owned/Leased
		m2	Quarter

Kennedy (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7.405	Jan 04-IQ	Leased
Quilín (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	9.790	Jan 04-IQ	Owned
Cordillera (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7.867	Jan 04-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	11.425	Jan 04-IQ	Owned
Maipú (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7.282	Jan 04-IQ	Owned
Pajaritos (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7.351	Jan 04-IQ	Owned
Quilicura (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7.518	Jan 04-IQ	Owned
Arica (I Region)	LIDER Vecino - Transformation	5.860	Jan 04-IQ	Owned

8

Distribución y Servicio D&S S. A.	I Quarter 2004 Results

VII.1	Historical Information — Margins

TABLE 18: GROSS MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2004	22,3
2003	23,2	23,9	23,1	20,3
2002	22,6	23,3	23,9	21,7
2001	22,4	22,2	23,0	22,4
2000	21,6	22,3	21,6	21,4
1999	20,7	21,0	21,5	20,6
1998	22,1	22,6	23,2	17,6

TABLE 19: RECURRING EXPENSES (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2004	16,5
2003	14,2	15,2	15,4	14,9
2002	13,6	15,5	15,4	15,7
2001	12,6	14,1	13,3	12,1
2000	11,9	13,1	12,6	12,3
1999	12,9	14,4	13,5	14,1
1998	13,1	13,1	13,2	12,7

TABLE 20: EBITDA (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2004	5,6
2003	9,0	8,6	6,7	4,7
2002	8,5	6,8	8,2	5,8
2001	9,8	7,9	9,0	10,2
2000	9,9	8,9	8,9	8,8
1999	7,6	6,7	8,0	6,5
1998	8,4	8,4	7,7	2,8

TABLE 21: OPERATING INCOME (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2004	2,2
2003	5,6	5,2	3,4	1,8
2002	5,1	3,5	4,9	2,9
2001	6,2	4,5	5,6	7,3
2000	6,1	5,3	5,5	5,8
1999	3,8	2,9	3,8	2,9
1998	5,7	5,9	5,0	-0,1

9

I Quarter 2004 Results	Distribución y Servicio D&S S. A.

VII.2	Quarterly Evolution 2003

Consolidated Results	I Quarter			II Quarter			III Quarter
In Ch$ Millions	2003		% Change	2003		% Change	2003		% Change
Currency of March 2004	Ch$Millions	%	YoY	Ch$Millions	%	YoY	Ch$Millions	%	YoY
Sales	235.601	88,6%	8,0%	243.811	88,1%	8,6%	247.078	87,5%	10,7%
Other Income	30.367	11,4%	5,6%	32.963	11,9%	13,9%	35.380	12,5%	28,0%
Net revenues	265.968	100,0%	7,8%	276.774	100,0%	9,2%	282.458	100,0%	12,6%
Cost of sales	204.185	76,8%	6,9%	210.648	76,1%	8,4%	217.159	76,9%	13,7%
Gross Income / Margin	61.784	23,2%	10,6%	66.126	23,9%	11,9%	65.299	23,1%	9,1%
Recurring Operating Expenses	37.797	14,2%	12,9%	42.137	15,2%	7,0%	43.597	15,4%	12,8%
Start-up Expenses	4	0,0%	-99,7%	229	0,1%	-90,7%	2.790	1,0%	391,0%
Total Operating Expenses (SG&A)	37.801	14,2%	8,5%	42.366	15,3%	1,2%	46.386	16,4%	18,2%
EBITDA	23.982	9,0%	14,0%	23.760	8,6%	37,8%	18.912	6,7%	-8,3%
Depreciation	9.087	3,4%	8,0%	9.285	3,4%	11,6%	9.388	3,3%	11,7%
Total Operating Expenses	46.888	17,6%	8,4%	51.651	18,7%	3,0%	55.774	19,7%	17,1%
Operating Income	14.895	5,6%	18,0%	14.475	5,2%	62,1%	9.525	3,4%	-22,1%
Financial Expenses	(4.128)	-1,6%	8,4%	(3.698)	-1,3%	29,9%	(4.491)	-1,6%	31,9%
Other Non-operating Income (Expenses)	(126)	0,0%	-56,4%	(32)	0,0%	-88,3%	(160)	-0,1%	19,7%
Monetary Correction	1.138	0,4%	548,3%	(2.179)	-0,8%	-197,9%	(1.378)	-0,5%	-141,4%
Non-Operating Income	(3.116)	-1,2%	-20,5%	(5.909)	-2,1%	563,7%	(6.029)	-2,1%	2796,2%
Income before Tax	11.779	4,4%	35,3%	8.566	3,1%	6,6%	3.496	1,2%	-70,9%
Income Tax	(2.408)	-0,9%	79,9%	(1.460)	-0,5%	14,5%	(1.230)	-0,4%	-38,6%
Minority Interest	(24)	0,0%	-17,6%	(20)	0,0%	9,7%	(10)	0,0%	-57,5%
Income	9.347	3,5%	27,4%	7.086	2,6%	5,0%	2.255	0,8%	-77,4%
Amortization of Goodwill	88	0,0%	-0,4%	88	0,0%	0,8%	88	0,0%	0,5%
Net Income	9.435	3,5%	27,1%	7.174	2,6%	5,0%	2.343	0,8%	-76,7%

Consolidated Results	IV Quarter			I Quarter
In Ch$ Millions	2003		% Change	2004		% Change
Currency of March 2004	Ch$Millions	%	YoY	Ch$Millions	%	YoY
Sales	292.046	88,0%	8,6%	285.028	86,6%	21,0%
Other Income	39.938	12,0%	19,1%	43.965	13,4%	44,8%
Net revenues	331.984	100,0%	9,8%	328.993	100,0%	23,7%
Cost of sales	264.618	79,7%	11,7%	255.713	77,7%	25,2%
Gross Income / Margin	67.366	20,3%	2,7%	73.280	22,3%	18,6%
Recurring Operating Expenses	49.484	14,9%	4,1%	54.188	16,5%	43,4%
Start-up Expenses	2.153	0,6%	285,0%	635	0,2%	14943,4%
Total Operating Expenses (SG&A)	51.637	15,6%	7,4%	54.823	16,7%	45,0%
EBITDA	15.729	4,7%	-10,3%	18.457	5,6%	-23,0%
Depreciation	9.609	2,9%	8,6%	11.368	3,5%	25,1%
Total Operating Expenses	61.246	18,4%	7,6%	66.191	20,1%	41,2%
Operating Income	6.120	1,8%	-29,5%	7.089	2,2%	-52,4%
Financial Expenses	(4.009)	-1,2%	18,0%	(4.784)	-1,5%	15,9%
Other Non-operating Income (Expenses)	(628)	-0,2%	-88,5%	(385)	-0,1%	205,7%
Monetary Correction	1.552	0,5%	-666,3%	(1.219)	-0,4%	-207,2%
Non-Operating Income	(3.085)	-0,9%	-66,3%	(6.389)	-1,9%	105,0%
Income before Tax	3.035	0,9%	-744,5%	700	0,2%	-94,1%
Income Tax	(1.372)	-0,4%	2080,8%	(610)	-0,2%	-74,7%
Minority Interest	12	0,0%	21,7%	11	0,0%	-146,4%
Income	1.676	0,5%	-420,0%	102	0,0%	-98,9%
Amortization of Goodwill	88	0,0%	-0,9%	86	0,0%	-2,0%
Net Income	1.764	0,5%	-505,7%	188	0,1%	-98,0%

10

Distribución y Servicio D&S S. A.	I Quarter 2004 Results

VII.3	Income Statement — Annual Series

Consolidated Results	1998			1999			2000
In Ch$ Millions	Ch$	%	% Change	Ch$	%	% Change	Ch$	%	% Change
Currency of March 2004	Millions	of revenues	YoY	Millions	of revenues	YoY	Millions	of revenues	YoY
Sales	661.051	91,1%	23,4%	829.350	91,4%	25,5%	775.819	90,6%	-6,5%
Other Income	64.349	8,9%	37,6%	78.277	8,6%	21,6%	80.582	9,4%	2,9%
Net revenues	725.400	100,0%	24,6%	907.626	100,0%	25,1%	856.401	100,0%	-5,6%
Cost of sales	572.411	78,9%	25,7%	717.628	79,1%	25,4%	670.043	78,2%	-6,6%
Gross Income / Margin	152.989	21,1%	20,5%	189.998	20,9%	24,2%	186.358	21,8%	-1,9%
Recurring Operating Expenses	94.464	13,0%	25,4%	124.910	13,8%	32,2%	106.837	12,5%	-14,5%
Start-up Expenses	11.667	1,6%		187	0,0%	-98,4%	1.431	0,2%	664,1%
Total Operating Expenses (SG&A)	106.131	14,6%	40,9%	125.097	13,8%	17,9%	108.268	12,6%	-13,5%
EBITDA	46.858	6,5%	-9,3%	64.901	7,2%	38,5%	78.089	9,1%	20,3%
Depreciation	19.867	2,7%	27,2%	34.811	3,8%	75,2%	29.533	3,4%	-15,2%
Total Operating Expenses	125.998	17,4%	38,6%	159.908	17,6%	26,9%	137.801	16,1%	-13,8%
Operating Income	26.992	3,7%	-25,1%	30.090	3,3%	11,5%	48.556	5,7%	61,4%
Financial Expenses	-6.901	-1,0%	5,8%	-20.003	-2,2%	189,8%	-15.654	-1,8%	-21,7%
Other Non-operating Income (Expenses)	340	0,0%	-86,5%	-16.075	-1,8%	-4823,3%	360	0,0%	-102,2%
Monetary Correction	1.432	0,2%	-492,8%	-1.579	-0,2%	-210,3%	667	0,1%	-142,3%
Non-Operating Income	-5.129	-0,7%	17,3%	-37.657	-4,1%	634,2%	-14.627	-1,7%	-61,2%
Income before Tax	21.863	3,0%	-31,0%	-7.567	-0,8%	-134,6%	33.929	4,0%	-548,4%
Income Tax	-2.102	-0,3%	-42,4%	-2.394	-0,3%	13,9%	-3.530	-0,4%	47,5%
Minority Interest	-41	0,0%	-51,4%	-37	0,0%	-9,5%	-104	0,0%	181,6%
Income	19.719	2,7%	-29,4%	-9.997	-1,1%	-150,7%	30.295	3,5%	-403,0%
Amortization of Goodwill	348	0,0%	-2,0%	344	0,0%	-1,0%	344	0,0%	0,0%
Net Income	20.067	2,8%	-29,1%	-9.653	-1,1%	-148,1%	30.639	3,6%	-417,4%

Consolidated Results	2001			2002			2003
In Ch$ Millions	Ch$	%	% Change	Ch$	%	% Change	Ch$	%	% Change
Currency of March 2004	Millions	of revenues	YoY	Millions	of revenues	YoY	Millions	of revenues	YoY
Sales	849.814	89,9%	9,5%	934.574	88,7%	10,0%	1.018.536	88,0%	9,0%
Other Income	95.150	10,1%	18,1%	118.852	11,3%	24,9%	138.649	12,0%	16,7%
Net revenues	944.964	100,0%	10,3%	1.053.426	100,0%	11,5%	1.157.185	100,0%	9,8%
Cost of sales	732.239	77,5%	9,3%	812.992	77,2%	11,0%	896.610	77,5%	10,3%
Gross Income / Margin	212.725	22,5%	14,1%	240.433	22,8%	13,0%	260.575	22,5%	8,4%
Recurring Operating Expenses	122.630	13,0%	14,8%	159.033	15,1%	29,7%	173.014	15,0%	8,8%
Start-up Expenses	2.599	0,3%	81,6%	4.965	0,5%	91,0%	5.176	0,4%	4,3%
Total Operating Expenses (SG&A)	125.229	13,3%	15,7%	163.997	15,6%	31,0%	178.190	15,4%	8,7%
EBITDA	87.496	9,3%	12,0%	76.436	7,3%	-12,6%	82.385	7,1%	7,8%
Depreciation	31.164	3,3%	5,5%	33.985	3,2%	9,0%	37.369	3,2%	10,0%
Total Operating Expenses	156.393	16,6%	13,5%	197.982	18,8%	26,6%	215.560	18,6%	8,9%
Operating Income	56.332	6,0%	16,0%	42.451	4,0%	-24,6%	45.016	3,9%	6,0%
Financial Expenses	-12.714	-1,3%	-18,8%	-13.454	-1,3%	5,8%	-16.326	-1,4%	21,3%
Other Non-operating Income (Exp.)	-1.209	-0,1%	-436,2%	-6.170	-0,6%	410,3%	-946	-0,1%	-84,7%
Monetary Correction	5.731	0,6%	758,8%	5.458	0,5%	-4,8%	-867	-0,1%	-115,9%
Non-Operating Income	-8.191	-0,9%	-44,0%	-14.166	-1,3%	72,9%	-18.139	-1,6%	28,0%
Income before Tax	48.141	5,1%	41,9%	28.286	2,7%	-41,2%	26.877	2,3%	-5,0%
Income Tax	-7.574	-0,8%	114,6%	-4.680	-0,4%	-38,2%	-6.470	-0,6%	38,3%
Minority Interest	-170	0,0%	62,7%	-62	0,0%	-63,3%	-42	0,0%	-31,8%
Income	40.397	4,3%	33,3%	23.544	2,2%	-41,7%	20.364	1,8%	-13,5%
Amortization of Goodwill	350	0,0%	1,6%	351	0,0%	0,5%	351	0,0%	0,0%
Net Income	40.747	4,3%	33,0%	23.895	2,3%	-41,4%	20.715	1,8%	-13,3%

11

I Quarter 2004 Results	Distribución y Servicio D&S S. A.

VIII.	FECU
VIII.1.	Assets

Period:	01-01-2004 to 03-31-2004	1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated
2,00	FINANCIAL STATEMENTS
2,01	BALANCE SHEETS	month day year	month day year
1.00.01.30	Type of currency: Chilean pesos
1.00.01.40	Type of Balance Statement: Consolidated	to 03/ 31/ 2004	to 03/ 31/ 2003

ASSETS			CURRENT	PRIOR	% Change
5.11.00.00	TOTAL CURRENT ASSETS		271.784.371	241.480.357	12,5%

	5.11.10.10	Cash and cash equivalents	8.128.749	9.163.373	-11,3%
	5.11.10.20	Time deposits	—	—	0,0%
	5.11.10.30	Marketable securities (net)	2.642.299	76.419	3357,6%
	5.11.10.40	Sales debtors (net)	99.865.261	62.419.817	60,0%
	5.11.10.50	Notes receivable (net)	1.509.970	662.186	128,0%
	5.11.10.60	Sundry debtors (net)	35.324.195	72.315.146	-51,2%
	5.11.10.70	Documents and accounts receivable from related companies	1.441.494	1.459.068	-1,2%
	5.11.10.80	Inventories (net)	104.605.609	86.573.990	20,8%
	5.11.10.90	Refundable taxes	9.968.011	2.099.357	374,8%
	5.11.20.10	Prepaid expenses	4.584.525	4.062.228	12,9%
	5.11.20.20	Deferred taxes	2.889.800	1.636.053	76,6%
	5.11.20.30	Other current assets	824.458	1.012.720	-18,6%
	5.11.20.40	Leasing contracts (net)			0,0%
	5.11.20.50	Assets for leasing (net)			0,0%
5.12.00.00	TOTAL FIXED ASSETS		551.201.801	492.249.509	12,0%

	5.12.10.00	Land	155.148.090	133.843.899	15,9%
	5.12.20.00	Buildings and infrastructure	415.021.983	343.501.616	20,8%
	5.12.30.00	Machinery and equipment	147.593.113	128.938.931	14,5%
	5.12.40.00	Other fixed assets	65.424.391	65.883.784	-0,7%
	5.12.50.00	Reserve for techinical revaluation of fixed assets	4.045.674	4.045.876	0,0%
	5.12.60.00	Depreciation (minus)	(236.031.450)	(183.964.597)	28,3%
5.13.00.00	TOTAL OTHER ASSETS		48.500.320	19.553.559	148,0%

	5.13.10.10	Investment in related companies	1.607.036	1.616.076	-0,6%
	5.13.10.20	Investment in other companies	70.233	69.913	0,5%
	5.13.10.30	Goodwill	30.927.519	10.614.829	191,4%
	5.13.10.40	Negative goodwill (minus)	(602.415)	(1.004.179)	-40,0%
	5.13.10.50	Long-term debtors	7.994.586	4.547.818	75,8%
	5.13.10.60	Notes and accounts receivable from related companies - long term			0,0%
	5.13.10.65	Long-term deferred taxes	2.610.981		0,0%
	5.13.10.70	Intangibles			0,0%
	5.13.10.80	Amortization (minus)			0,0%
	5.13.10.90	Others	5.892.380	3.709.102	58,9%
	5.13.20.10	Long-term leasing contracts (net)			0,0%
5.10.00.00	TOTAL ASSETS		871.486.492	753.283.425	15,7%

12

Distribución y Servicio D&S S. A.	I Quarter 2004 Results

VIII.	FECU
VIII.2.	Liabilities

Period:	01-01-2004 to 03-31-2004	1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated		month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2004	from 01/ 01/ 2003
1.00.01.40	Type of Balance Statement: Consolidated	to 03/ 31/ 2004	to 03/ 31/ 2003

LIABILITIES			CURRENT	PRIOR	% Change
5.21.00.00	TOTAL CURRENT LIABILITIES		386.151.410	311.582.068	23,9%

	5.21.10.10	Debt with banks and financial institutions - short term	83.248.213	73.593.626	13,1%
	5.21.10.20	Debt with banks and financial institutions - long term portion	19.957.255	35.959.736	-44,5%
	5.21.10.30	Obligations with public (notes)	57.878.159	36.571.940	58,3%
	5.21.10.40	Obligations with public - short term portion ( bonds )	3.736.959	2.940.382	27,1%
	5.21.10.50	Long term debt with maturity within a year	5.741.748	6.178.287	-7,1%
	5.21.10.60	Dividends to be paid	—	—	0,0%
	5.21.10.70	Accounts payable	180.946.984	133.801.768	35,2%
	5.21.10.80	Documents payable	—	—	0,0%
	5.21.10.90	Sundry creditors	5.948.608	5.826.641	2,1%
	5.21.20.10	Documents and accounts payable to suppliers	10.674.228	6.806.076	56,8%
	5.21.20.20	Accruals	13.800.318	6.886.809	100,4%
	5.21.2030	Witholdings	3.339.154	2.773.829	20,4%
	5.21.20.40	Income tax	66.452	—	0,0%
	5.21.20.50	Income received in advance	22.737	50.000	-54,5%
	5.20.20.60	Deferred taxes	—	—	0,0%
	5.21.20.70	Other current assets	790.595	192.974	309,7%
5.22.00.00	TOTAL LONG TERM LIABILITIES		175.756.972	129.920.738	35,3%

	5.22.10.00	Debt with banks and financial institutions	31.589.248	30.973.138	2,0%
	5.22.20.00	Obligations with public - long term ( bonds )	131.538.814	81.108.957	62,2%
	5.22.30.00	Documents payable - long term	210.731	233.829	-9,9%
	5.22.40.00	Sundry creditors - long term	8.407.813	11.474.617	-26,7%
	5.22.50.00	Notes & accounts payable to related companies	—	—	0,0%
	5.22.60.00	Accruals	3.700.509	3.314.741	11,6%
	5.22.65.00	Deferred taxes - long term		2.535.188	-100,0%
	5.22.70.00	Other long term liabilities	309.857	280.268	10,6%
5.23.00.00	MINORITY INTEREST		115.695	109.097	6,0%

5.24.00.00	SHAREHOLDERS’ EQUITY		309.462.415	311.671.522	-0,7%

	5.24.10.00	Capital paid	216.932.458	214.784.612	1,0%
	5.24.20.00	Capital revaluation reserve	(1.084.662)	1.073.923	-201,0%
	5.24.30.00	Additional paid-in capital			0,0%
	5.24.40.00	Other reserves	1.307.233	1.307.298	0,0%
	5.24.50.00	Retained earnings ( addition of codes 5.24.51.00 to 5.24.56.00 )	92.307.386	94.505.689	-2,3%
	5.24.51.00	Reserve for future dividends			0,0%
	5.24.52.00	Accrued income	98.964.618	92.005.445	7,6%
	5.24.53.00	Accrued loss (minus)			0,0%
	5.24.54.00	Income (loss) for the period	187.672	9.434.744	-98,0%
	5.24.55.00	Provisory dividends (minus)	(6.844.904)	(6.934.500)	-1,3%
	5.24.56.00	Accrued deficit development period			0,0%
5.20.00.00	TOTAL LIABILITIES		871.486.492	753.283.425	15,7%

13

I Quarter 2004 Results	Distribución y Servicio D&S S. A.

VIII.	FECU
VIII.3.	Income Statement

Period:	01-01-2004 to 03-31-2004		1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos			96439000-2
Type of Balance Statement: Consolidated			month day year	month day year
1.00.01.3	Type of currency	Pesos	from 01/ 01/ 2004	from 01/ 01/ 2003
1.00.01.4	Type of Balance Statement	Consolidated	to 03/ 31/ 2004	to 03/ 31/ 2003

INCOME STATEMENT		CURRENT	PRIOR	% Change
5.31.11.00	OPERATING INCOME	7.088.905	14.895.472	-52,4%

5.31.11.10	GROSS MARGIN	73.280.041	61.783.585	18,6%
5.31.11.11	Net revenues	328.992.998	265.968.378	23,7%
5.31.11.12	Cost of sales (minus)	(255.712.957)	(204.184.793)	25,2%
5.31.11.20	Selling and administrative expenses (minus)	(66.191.136)	(46.888.113)	41,2%
5.31.12.00	NON-OPERATING INCOME	(6.388.606)	(3.116.396)	105,0%

5.31.12.10	Financial/interest income	134.956	96.072	40,5%
5.31.12.20	Income from investment in related companies	141.909	26.911	427,3%
5.31.12.30	Other non-operating income	73.111	9.771	648,2%
5.31.12.40	Loss from investment in related companies (minus)	(25.202)	(27.471)	-8,3%
5.31.12.50	Amortization of goodwill (minus)	(501.256)	(185.107)	170,8%
5.31.12.60	Financial expenses (minus)	(4.784.429)	(4.128.168)	15,9%
5.31.12.70	Other non-operating expenses (minus)	(208.355)	(46.083)	352,1%
5.31.12.80	Monetary correction	(378.212)	456.208	-182,9%
5.31.12.90	Currency exchange differences	(841.128)	681.471	-223,4%
5.31.10.00	INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS	700.299	11.779.076	-94,1%

5.31.20.00	INCOME TAX	(610.044)	(2.407.709)	-74,7%
5.31.30.00	EXTRAORDINARY ITEMS			0,0%
5.31.40.00	NET INCOME (LOSS) BEFORE MINORITY INTEREST	90.255	9.371.367	-99,0%
5.31.50.00	MINORITY INTEREST	11.358	(24.483)	-146,4%
5.31.00.00	NET INCOME (LOSS)	101.613	9.346.884	-98,9%

5.32.00.00	Amortization of negative goodwill	86.059	87.860	-2,0%
5.30.00.00	NET INCOME (LOSS) FOR THE PERIOD	187.672	9.434.744	-98,0%

14

Distribución y Servicio D&S S. A.	I Quarter 2004 Results

VIII.	FECU
VIII.4.	Cash Flows Statements

1.00.	Type of Currency	Pesos	R.U.T.	96.439.000-2
1.00.	Type of Balance Statement	Consolidated	month day year	month day year
5.03.	Method of Cash Flow	I	from 01/ 01/ 2004	from 01/ 01/ 2003
	Statement		to 03/31/ 2004	to 03/31/ 2003

CASH FLOWS STATEMENTS - INDIRECT				CURRENT	PRIOR	% Change
5.50.00.00	NET CASH FLOWS FROM OPERATING ACTIVITIES			-20.360.204	-19.771.631	3,0%

	5.50.10.00	Income (loss) for the period		187.672	9.434.744	-98,0%
	5.50.20.00	Income on sale of fixed assets		12.496	-3.055	-509,0%
		5.50.20.10	(Gain) Loss on sale of fixed assets	12.496	-3.055	-509,0%
		5.50.20.20	Gain on sale of investments (minus)			0,0%
		5.50.20.30	Loss on sale of investments			0,0%
		5.50.20.40	(Gain) Loss on sale of other assets			0,0%
	5.50.30.00	Charges (credit) to income statement which do not represent cash flows		13.219.080	8.297.513	59,3%
		5.50.30.05	Depreciation for the period	11.368.240	9.087.018	25,1%
		5.50.30.10	Amortization of intangibles			0,0%
		5.50.30.15	Writeoffs and provisions		0	0,0%
		5.50.30.20	Gain from investment in related companies (minus)	-141.909	-26.911	427,3%
		5.50.30.25	Loss from investment in related companies	25.202	27.471	-8,3%
		5.50.30.30	Amortization of goodwill	501.256	185.107	170,8%
		5.50.30.35	Amortization of negative goodwill (minus)	-86.059	-87.860	-2,0%
		5.50.30.40	Net monetary correction	378.212	-456.208	-182,9%
		5.50.30.45	Net currency exchange difference	841.128	-681.471	-223,4%
		5.50.30.50	Other credits to income statement which do not represent cash flows		0	0,0%
		5.50.30.55	Other charges to income statement which do not represent cash flows	333.010	250.367	33,0%
	5.50.40.00	Changes in assets affecting cash flows (increase) decrease		-8.669.898	-8.999.707	-3,7%
		5.50.40.10	Sales debtors	-2.839.602	-8.977.654	-68,4%
		5.50.40.20	Inventories	-6.955.249	3.129.521	-322,2%
		5.50.40.30	Other assets	1.124.953	-3.151.574	-135,7%
	5.50.50.00	Changes in liabilities affecting cash flows (increase) decrease		-25.098.196	-28.525.609	-12,0%
		5.50.50.10	Accounts payable related to the operation	-24.472.121	-25.506.110	-4,1%
		5.50.50.20	Interest payable	2.126.601	874.597	143,2%
		5.50.50.30	Income tax payable (net)	-1.233.148	707.998	-274,2%
		5.50.50.40	Other accounts payable related to results other than operation	45.949	-7.926.513	-100,6%
		5.50.50.50	VAT and other similar taxes payable (net)	-1.565.477	3.324.419	-147,1%
	5.50.60.00	Gain (loss) in minority interest		-11.358	24.483	-146,4%
5.41.12.00	NET CASH FLOWS FROM FINANCING ACTIVITIES			27.226.251	17.581.449	54,9%

	5.41.12.05	Proceeds from issuance of common stock				0,0%
	5.41.12.10	Proceeds from loans		71.467.210	48.556.326	47,2%
	5.41.12.15	Bonds		12.114.762	0	0,0%
	5.41.12.20	Proceeds from loans from related companies				0,0%
	5.41.12.25	Proceeds from other loans from related companies		2.910.885	0	0,0%
	5.41.12.30	Other sources of financing				0,0%
	5.41.12.35	Payment of dividends (minus)		-6.865.500	-6.934.500	-1,0%
	5.41.12.40	Withdrawals of capital (minus)				0,0%
	5.41.12.45	Repayment of loans (minus)		-40.379.992	-23.174.469	74,2%
	5.41.12.50	Repayment of bonds (minus)		-12.009.000		0,0%
	5.41.12.55	Repayment of loans from related companies (minus)				0,0%
	5.41.12.60	Repayment of other loans from related companies (minus)			-865.908	-100,0%
	5.41.12.65	Expenses from the issuance of common stock (minus)				0,0%
	5.41.12.70	Expenses from the issuance of bonds (minus)		-12.114		0,0%
	5.41.12.75	Other expenses related to financing activities (minus)				0,0%
5.41.13.00	NET CASH FLOWS FROM INVESTING ACTIVITIES			-29.712.103	-9.442.514	214,7%

	5.41.13.05	Proceeds from sale of property, plant and equipment		216.597	20.942	934,3%
	5.41.13.10	Proceeds from sale of long-term investments				0,0%
	5.41.13.15	Proceeds from sale of other investments		50.745.000		0,0%
	5.41.13.20	Decrease in loans to related companies			1.425	-100,0%
	5.41.13.25	Decrease in other loans to related companies				0,0%
	5.41.13.30	Other proceeds from investment		4.937.517	76.340	6367,8%
	5.41.13.35	Purchases of property, plant and equipment		-10.699.653	-9.456.811	13,1%
	5.41.13.40	Payment of capitalized interest (minus)		-260.454	-84.410	208,6%
	5.41.13.45	Long-term investments (minus)		-74.430.795		0,0%
	5.41.13.50	Investment in financial instruments (minus)		-7.367		0,0%
	5.41.13.55	Loans to related companies (minus)		-509		0,0%
	5.41.13.60	Other loans to related companies (minus)				0,0%
	5.41.13.65	Other expenses from investing activities (minus)		-212.439		0,0%
5.41.10.00	NET CASH FLOWS FOR THE PERIOD			-22.846.056	-11.632.696	96,4%

5.41.20.00	EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS			-1.254.065	-372.869	236,3%
5.41.00.00	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS			-24.100.121	-12.005.565	100,7%
5.42.00.00	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR			33.228.870	21.168.938	57,0%
5.40.00.00	CASH AND CASH EQUIVALENTS AT END OF YEAR			9.128.749	9.163.373	-0,4%

15

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products and prices, and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

A School of Service

Ticker Symbols NYSE: DYS Santiago Stock Exchanges : D&S Latibex: XDYS

Address Distribución y Servicio D&S S.A. Avda. Presidente Eduardo Frei Montalva 8301, Quilicura – Santiago de Chile

Phone (56-2) 200 5301

Fax (56-2) 624 2979
E-mail info@dys.cl

Website www.dys.cl

16

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: May 11, 2004